December 4, 2009

Mail Stop 3561

Jeffery D. Mowery
Vice President of Finance and Chief Financial Officer
Supreme Industries, Inc.
PO Box 237, 2581 E. Kercher Road
Goshen, IN 46528

RE: Supreme Industries, Inc.
        File No. 001-08183
        Form 10-K: For the Fiscal Year Ended December 27, 2008

Dear Mr. Mowery:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief